SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
 (Amendment No. 3)
Arch Coal, Inc.
(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
039380407

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

December 8, 2017

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 039380407	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 618,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 618,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 618,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 039380407	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D
CUSIP No. 039380407	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D
CUSIP No. 039380407	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON OO, HC

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common shares, par value $0.01 per share (“Common Stock”), of Arch Coal, Inc. (the “Issuer”), to amend the Schedule 13D filed on October 17, 2016 (together with Amendment No.1 to Schedule 13D filed on November 22, 2016 and Amendment No. 2 to Schedule 13D filed on September 15, 2017, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 8, 2017, the Issuer, on the one hand, and Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners III LP, MCP Holdings Master LP and MDRF, on the other hand (the “Monarch December Parties”), entered into a Stock Repurchase Agreement (the “December Stock Repurchase Agreement”), which provides that the Issuer will repurchase a total of 500,000 shares of Common Stock from the Monarch December Parties at a price of $83.03 per share, resulting in an aggregate purchase price of $41,515,000.
On December 12, 2017, MDRF, Monarch Capital Master Partners III LP and MCP Holdings Master LP (the “Rule 144 Parties”) sold an aggregate of 500,000 shares of Common Stock in a transaction exempt from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144 under the Securities Act to a market maker at a price of $85.26 per share, resulting in an aggregate purchase price of $42,630,000 (the “Rule 144 Sale”).
Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:
(a) After giving effect to the Rule 144 Sale and the transactions contemplated by the December Stock Repurchase Agreement, each of MAC, MDRA GP and Monarch GP indirectly beneficially own 1,558,732 shares of Common Stock. Such shares represent 7.37% of the 21,155,678 shares of Common Stock that the Issuer has advised the reporting persons were outstanding as of December 8, 2017 after giving effect to the transactions contemplated by the December Stock Repurchase Agreement. None of the individual Monarch Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:
(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 1,558,732 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares.
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
(c) On December 8, 2017, the Monarch December Parties entered into the December Stock Repurchase Agreement for the sale of 500,000 shares of Common Stock to the Issuer pursuant to the terms described therein.  On December 12, 2017, the Monarch 144 Parties sold an aggregate of 500,000 shares of Common Stock in a transaction exempt from the registration requirements of the Securities Act pursuant to the Rule 144 Sale.
Item 5(e) of the Schedule 13D is hereby amended to include the following:
(e) On December 8, 2017, MDRF ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Item 4 above summarizes certain provisions of the December Stock Repurchase Agreement and is incorporated herein by reference.  The description of the terms of the December Stock Repurchase Agreement is not complete and is qualified in its entirety by reference to the December Stock Repurchase Agreement included as Exhibit 99.1 to this Amendment No. 3, which is incorporated herein by reference.
Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

99.1
Stock Repurchase Agreement, dated December 8, 2017, by and between Arch Coal, Inc., Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners III LP, MCP Holdings Master LP and Monarch Debt Recovery Master Fund Ltd.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2017
MONARCH DEBT RECOVERY MASTER
FUND LTD

By: Monarch Alternative Capital LP,
its Investment Manager

By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

By: /s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: December 12, 2017	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: December 12, 2017	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: December 12, 2017	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member